Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Reports CNSC Hearing Dates for Phoenix ISR Project

Toronto, ON – February 27, 2025. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to announce that the Canadian Nuclear Safety Commission (“CNSC”) Registrar has set the schedule for the CNSC public hearing (“Hearing”) for the Wheeler River Uranium Project (“Wheeler River”, or the “Project”). The Hearing is scheduled to be held in two parts (October 8, 2025, and December 8 to 12, 2025) and represents the final step in the federal approval process for the Project’s Environmental Assessment (“EA”) and Licence to Prepare and Construct a Uranium Mine and Mill (“Licence”).

Based on this schedule, if the CNSC makes a prompt decision to approve the Project following the completion of the Hearing, the Company expects to be able to commence site preparation and construction activities for the Phoenix In-Situ Recovery (“ISR”) project in early 2026.

The announcement of the Hearing schedule follows the successful completion of multiple key regulatory milestones in late 2024, including (i) completion of the technical review phase of the federal EA approval process in November, (ii) acceptance by the CNSC of the Company’s final Environmental Impact Statement (“EIS”) for the Project in December, and (iii) the CNSC’s determination of the sufficiency of Denison’s Licence application, also in November. These accomplishments indicate that the CSNC staff support the advancement of the Project and are transitioning their efforts to prepare an evidence-based summary report for the Commission members that will govern the Hearing and render their decision on the EA and Licence once the Hearing is complete.

David Cates, President and CEO of Denison commented, “The scheduling of the Hearing and acceptance of the final federal EIS by the CNSC represent significant additional achievements for Denison in our efforts to obtain the regulatory approvals necessary to commence construction of the Phoenix ISR uranium mining operation. Importantly, obtaining clarity on the Hearing schedule significantly reduces uncertainty regarding the timeline for Federal project approvals and allows our operations team to finalize our construction planning efforts with greater precision. With the potential to commence construction in early 2026, we expect to be able to maintain our target of achieving first production from Phoenix by the first half of 2028.”

About Denison

Denison is a leading uranium mining, development, and exploration company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. Denison has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. In mid-2023, the Phoenix feasibility study was completed for the Phoenix deposit as an ISR mining operation, and an update to the previously prepared 2018 Pre-Feasibility Study ('PFS') was completed for Wheeler River's Gryphon deposit as a conventional underground mining operation. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and several notable milestones were achieved in 2024 with the submission of federal licensing documents and the acceptance of the final form of the project’s Environmental Impact Statement by the Province of Saskatchewan and the Canadian Nuclear Safety Commission.

Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes unmined uranium deposits (planned for extraction via the MLJV's SABRE mining method starting in 2025) and the McClean Lake uranium mill (currently utilizing a portion of its licensed capacity to process the ore from the Cigar Lake mine under a toll milling agreement), plus a 25.17% interest in the Midwest Joint Venture ('MWJV')'s Midwest Main and Midwest A deposits, and a 69.44% interest in the Tthe Heldeth Túé ('THT') and Huskie deposits on the Waterbury Lake Property ('Waterbury'). The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill. Taken together, Denison has direct ownership interests in properties covering ~384,000 hectares in the Athabasca Basin region.

Additionally, through its 50% ownership of JCU (Canada) Exploration Company, Limited ('JCU'), Denison holds interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

In 2024, Denison celebrated its 70th year in uranium mining, exploration, and development, which began in 1954 with Denison’s first acquisition of mining claims in the Elliot Lake region of northern Ontario.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Geoff Smith	(416) 979-1991 ext. 358
Vice President Corporate Development & Commercial

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this press release contains forward-looking information pertaining to the Company’s expectations with respect to the Hearing and the EA and Licensing process, development plans for Wheeler River and the proposed ISR operation for the Phoenix deposit; expectations regarding Denison’s joint venture ownership interests; and expectations regarding the objectives and continuity of its agreements with third parties. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Hearing may not be as anticipated. In addition, Denison may decide or otherwise be required to discontinue development work if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in the Company’s Annual Information Form dated March 28, 2024 under the heading ‘Risk Factors’. These factors are not, and should not be, construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.